UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 7)

BONE BIOLOGICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

098070204

(CUSIP Number)

Eugene Leydiker c/o Hankey Capital, LLC

4751 Wilshire Blvd., Suite 110

Los Angeles, California 90010

(310) 692-4026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ¨

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83362P102	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Don Hankey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS PF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,656(1)
	8	SHARED VOTING POWER 7,533,688(2)
	9	SOLE DISPOSITIVE POWER 144,656(1)
	10	SHARED DISPOSITIVE POWER 7,533,688(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,678,344
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 70.92%
14	TYPE OF REPORTING PERSON IN

(1) Consists of 144,656 shares owned by the Don Hankey Trust (the “Trust”) of which Don Hankey is the sole Trustee.

(2) Consists of 7,025,802 shares owned by Hankey Capital LLC (“Hankey Capital”); 31,696 shares held by H&H Funding LLC of which Mr. Hankey is the sole manager; and 476,190 shares issuable upon exercise of warrants issued to Hankey Capital. The Trust owns an 86.41% interest in Hankey Capital . Don Hankey is the Manager of Hankey Capital.

CUSIP No. 098070204	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Hankey Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,501,992 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,501,992 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,501,992
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(2) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 69.29%
14	TYPE OF REPORTING PERSON 0

(1) Consists of 7,025,802 shares and 476,190 shares issuable upon of exercise of warrants.

CUSIP No. 098070204	13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

This report on Schedule 13D (this “Report”) pertains to the common stock, par value $0.001 per share, of Bone Biologics Corporation, a Delaware corporation (the “Company” or the “Issuer”). The Issuer’s principal executive offices are located at 2 Burlington Woods Drive, Suite 100, Burlington, MA 01803.

Item 2. Identity and Background.

This Report is being filed on behalf of Don Hankey and Hankey Capital, LLC (collectively, the “Reporting Persons”).

The address of the Reporting Persons is 4751 Wilshire Blvd., Suite 110, Los Angeles, California 90010.

Mr. Hankey’s principal occupation is as Manager of Hankey Capital LLC (“Hankey Capital”).

Hankey Capital’s principal business is investment. Hankey Capital is a California limited liability company.

During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of the Company’s Common Stock were acquired by Hankey Capital using its working capital as follows: (a) the purchase of 1,415,867 shares pursuant to a Securities Purchase Agreement dated as of June 11, 2018 (the “Purchase Agreement”) between the Company and Hankey Capital, (b) the purchase of 31,696 shares of H&H Funding, (c) 5,928,774 shares acquired pursuant to conversion of debt in October 2021, and (d) 476,190 shares and warrants to purchase 476,190 shares acquired by Hankey Capital in the October 2021 public offering of the Issuer. The shares held by the Don Hankey Trust (“Trust”) were acquired pursuant to the Company’s rights offering through the use of the Trust’s own funds. The shares of H&H Funding were contributed to H&H Funding by its members.

Item 4. Purpose of the Transaction

The shares of Common Stock acquired by the Reporting Persons prior to the execution of the Purchase Agreement were acquired for investing purposes. As a result of the purchase of shares pursuant to the Purchase Agreement, Don Hankey, as the beneficial owner of such shares, acquired control of the Company. Pursuant to the Purchase Agreement, Don Hankey was appointed Chairman of the Board. Pursuant to a Debt Conversion Agreement dated as of October 8, 2021 between the Issuer and Hankey Capital, Hankey Capital converted $12,767,894 in principal amount and $2,054,039 in accrued interest evidenced by convertible notes and pursuant to credit facilities into 5,928,774 shares of the Issuer’s Common Stock based on a conversion rate of $2.50. Additionally, Hankey Capital cancelled and returned to the treasury of the Issuer an aggregate of 9,361,702 shares representing “Collateral Shares” issued to secure the Issuer’s obligations under the debt documents. Additionally, Hankey Capital purchased units consisting of 476,190 shares of the Issuer’s Common Stock and warrants to purchase 476,190 shares with an exercise price of $6.30 per share. The purchase price for each unit was $5.25. Except as set forth, there are no other actions presently contemplated in the nature of those listed in Items 4(a)-(j) of Schedule 13D.

CUSIP No. 098070204	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer

Don Hankey has an indirect beneficial ownership of 7,678,344 shares constituting approximately 70.92% of the Company’s shares. Mr. Hankey has sole voting power and sole dispositive power of 144,656 shares as sole Trustee of the Don Hankey Trust and shared voting power and shares dispositive power of 7,533,688 shares through Hankey Capital and as sole manager of H&H Funding LLC (see footnote (1) and (2) to the table). Hankey Capital has shared voting power and shared dispositive power over 7,501,192 shares constituting 69.29% of the Company’s shares (see footnote (1) to the table).

During the past sixty days, the following transactions were effected by the Reporting Persons:

Effective October 15, 2021, Hankey Capital acquired 5,928,774 shares pursuant to the conversion of debt and the Company cancelled 9,361,702 shares which were collateral for such debt.

Effective October 15, 2021, Hankey Capital acquired in the Company’s public offering 476,190 units at a purchase price of $5.25, each unit consisting of one share of Common Stock and one warrant to purchase Common Stock at an exercise price of $6.30.

Effective October 15, 2021, Hankey Capital gifted an aggregate of 1,004,310 shares to six unaffiliated persons.

The information set forth in Item 4, above is incorporated herein by reference.

Except as described in this Report, no person has the power to direct the receipt of dividends on, or proceeds of sales of, the shares of Common Stock owned beneficially by the Reporting Persons.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4, above, which information is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 Debt Conversion Agreement dated as of October 8,2021 between the Company and Hankey Capital, LLC

CUSIP No. 098070204	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2021	/s/ Don Hankey
Don Hankey

Dated: November 1, 2021	/s/ Hankey Capital, LLC
	By:	Don Hankey, Manager